EXHIBIT 16.1

June 17, 2005

Securities and Exchange Commission

Mail Stop 11-3

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentleman:

We were previously principal accountants for InterVideo, Inc. and, under the date of March 31, 2005, we reported on the consolidated financial statements of InterVideo, Inc. and subsidiaries as of and for the years ended December 31, 2004 and 2003, and under the date of April 29, 2005, we reported on managements assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004. On June 10, 2005, we resigned. We have read InterVideo Inc.’s statements included under Item 4.01 of its Form 8-K/A dated June 17, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with InterVideo, Inc.’s statements in the last paragraph under Item 4.01.

Very truly yours,

/s/    KPMG LLP